



Berkeley Hills Capital

Sirocco Energy is a truly disruptive renewable energy company. We analyzed many startups in the area of solar and wind generation and Sirocco Energy is the first company that developed wind turbine that can be operated in the urban areas. This is a breakthrough as before we only had solar (limited only to sunny locations and daylight) and huge turbines that are massive, produce ultrasound and are very expensive (that is why they are placed far away from people and urban areas). Sirocco team is remarkable and they had developed the unique and disruptive product. We are onboard and the Company has our full support!

Invested $50,000 this round

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